SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH APRIL 26, 2005

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 415-1140
ri@brasiltelecom.com.br www.brasiltelecom.com.br/ri/

Media Relations
(55 61) 415-1378
cesarb@brasiltelecom.com.br

Free Translation

BRASIL TELECOM PARTICIPAÇÕES S.A.
Corporate Taxpayer Registration CNPJ/MF 02.570.688/0001-70
Board of Trade NIRE 53.3.0000581-8

Minutes of the Board of Directors Meeting
Held on March 29th, 2005

Date and time:

March 29th, 2005, at 3 pm.

Place:

In the city of Rio de Janeiro, Rio de Janeiro state, at Av. Presidente Wilson 231, 26th floor (partial).

Summons:

The calling was made as an urgent call, as provided in Article 26 sole paragraph of the Bylaws of Telecom Participações S.A. ("BTP" or "Company"), upon a written notice signed by the Chairman of the Board of Directors, Mr. Luis Octavio da Motta Veiga, on March 21st, 2005.

Attendance:

Attended by the following members of the Company's Board of Directors: Arthur Joaquim de Carvalho, Verônica Valente Dantas, Lênin Florentino de Faria and Fabio de Oliveira Moser. Attended by the following deputy members of the Company's Board of Directors: Mmes Maria Amália Delfim de Melo Coutrim and Daniela Maluf Pfeiffer. Attended also by the following members of BTP’s Audit Committee: Messrs. Gilberto Braga, Luiz Trócoli and Eduardo Grande Bittencourt. Attended, still, by the Independent Auditors' representative, KPMG: Manuel Fernandes R. de Sousa.

Officers of the meeting:

Chairman: Mr. Arthur Joaquim de Carvalho. Secretary: Mr. João Eduardo de Villemor Amaral Ayres.

Agenda:

1.	Updating of the feasibility study on receivables of tax credits deferred to meet CVM instruction No. 371 of Jun/27/2002;

2.
State the opinion, according to Law 6.404/76, article 142, on the Management Report and Managing Board Accounts, Financial Statements, Allocation of Income, Distribution of Dividends of BTP, related to the Fiscal Year of 2004;

3.
State the opinion on the aggregate annual amount of BTP managers compensation to be submitted to the shareholders meeting, and which demonstrates the amounts approved for the Fiscal Year of 2004, including monetary adjustment;

4.
Discuss on calling a BTP' Shareholders Meeting and a BTP' Special Shareholders Meeting in order to, during the Shareholders Meeting, discuss on the issues provided for in Law 6.404/76 article 132; and, during the Special Shareholders Meeting, (i) subject to article 15 of the Company's Bylaws, determine an aggregate compensation for the members of the Board of Directors and for the members of the Managing Board, and the individual compensation for the members of the Audit Committee, and (ii) change the wording contained in article 5 of the Company's Bylaws, in such a way to include the new capital stock of the Company, in case the provisions contained in item “8” below are approved;

5.
Establish guidelines for the exercise of the right to vote by BTP’s representatives at BT’s Shareholders Meeting and at the Special Shareholders Meeting, in Shareholders Meeting, discuss on the issues provided for in Law 6.404/76 article 132; and, during the Special Shareholders Meeting, (i) subject to article 15 of the Company's Bylaws, determine an aggregate compensation for the members of the Board of Directors and for the members of the Managing Board, and the individual compensation for the members of the Audit Committee, and (ii) change the wording contained in article 5 of the Company's Bylaws, in such a way to include the new capital stock of the Company, in case the provisions contained in item “3” of the Calling of BT’s Board of Directors Meeting;

6.	Re-ratify the text on the supplemental resolution related to Interests on Capital Equity - - JsCP for the Fiscal Year of 2004, not changing the amount;

7.	Discuss the proposal submitted by BTP’s Managing Board on the limit for the Interests on Capital Equity statement for the fiscal year of 2005;

8.
Discuss the proposal submitted by the Board of Directors of BTP to increase the capital, by means of issuance of new shares, deriving from the realization of the last installment of the premium special surplus paid by Solpart Participações S.A on the acquisition of BTP.

9.
Discuss the extension of the working scope for Independent Auditors, so they shall be able to adopt special and specific procedures, in order to meet, particularly, Sarbannes-Oxley demands, to which compliance with the Company is subject;

10.	Discuss the (i) business plan for BTP and its affiliates' three years period of 2005/2007; and (ii) budget for BTP and its affiliates' fiscal year of 2005;

11.	Submission of the Company's results for the last quarter of 2004;

12.
Discuss the proposal of the Board of Directors to dispose of the armored vehicle, which accounting residual amount is equivalent to R$ 633.41 (six hundred and thirty-three reais and forty-one cents of real) and which armoring corresponds to the estimated cost of R$ 17,600.00 (seventeen thousand and six hundred reais), that is part of BTP’s permanent assets, pursuant to provisions of the Company’s Bylaws, article, item IX; and

13.	Ratify the final conditions to the Employment Collective Agreement 2004/2005;

Resolutions:

Opening the meeting, the Chairman of the Board of Directors registered the receipt, by the members of such Board, of the Voting Instruction addressed to the members elected by appointment of Invitel S.A. (“Invitel”), by reason of Invitel's Prior Meeting, held on this date, at 7:00 a.m., inclusively for the purposes of Law 6.404/76, Article 118, paragraphs 8 and 9, and the copy of which was filed at BTP headquarters.

The Members of the Board who attended the meeting resolved that the minutes herein shall be written on a summarized form.

(1) Item 1 of the Agenda - The Chairman offered the floor to BTP’s Managing Board, which presented the updating of the feasibility study on receivables of tax credits deferred to meet CVM instruction No. 371 of Jun/27/2002, which, after being discussed, was unanimously approved by the members present at the meeting.

(2) Item 2 of the Agenda – After a detailed presentation made by BTP’s Managing Board, the Members of the Board by a majority of votes, with opposing opinions of Directors Fábio Moser and Lênin Florentino Faria, and, still, the abstention do the said Directors with regards to the Financial Statements, decided to render a favorable opinion on the Management Report, Managing Board Accounts, Financial Statements, Proposal for Allocation of Income and the Proposal for Distribution of Dividends of BTP, all related to the fiscal year ended on December 31, 2004, according to the proposals and materials presented before this r. Board. The Members of the Board recommended, also, the approval of the documents above mentioned in a Shareholders Meeting to be held on April 30, 2005.

Still with regards to this item of the Agenda, Directors Fábio Moser and Lênin Florentino de Faria evidenced their abstentions and opposing votes by means of separate statement of, which shall be filed at the Company's headquarters.

Director Arthur Joaquim de Carvalho, as the Chairman of the Board in this meeting, informed the Directors that BTP’s managing board cannot evaluate management acts of its controlled company Brasil Telecom S.A, inasmuch as the said controlled company has its own managing board, which is competent to resolve and decide on issues related to Brasil Telecom S.A.

With regards to the acquisition of internet service provider iG, Director Arthur Joaquim de Carvalho informed that all documents and information related to the transaction were submitted to the Directors of BTP, along with the business and investment strategy of its controlled company Brasil Telecom S.A., and the subject was duly discussed upon and negotiated by the acquiring company.

(3) Item 3 of the Agenda - After a brief presentation performed by the Associate Officer of Human Resources Operations for BTP, Mr. Eléu Magno Baccon, the members of the Board, unanimously voted for the approval of the aggregate annual amount of BTP managers compensation to be submitted to the shareholders meeting, and which includes the amounts approved for the fiscal year of 2004, including monetary adjustment.

(4) Item 8 of the Agenda – The Chairman propose altering the order of the Agenda, so that they could discuss the item “8” of the Agenda.

The Chairman read the proposal submitted by BTP Managing Board to increase the capital, by means of issuance of new shares, deriving from the realization of the last installment of the premium special surplus paid by Solpart Participações S.A on the acquisition of BTP.

The proposal was subject to voting, and the members of the Board, unanimously approved the proposal submitted by BTP’s Managing Board for increase the capital, by means of issuance of new shares, deriving from the realization of the last installment of the premium special surplus paid b Solpart Participações S.A on the acquisition of BTP.

The members of the Board expressly authorized the Management of the Company to take all the necessary actions to implement the capital increase herein approved, particularly, the calling of a special shareholders meeting in order to amend the wording of Article 5 of the Company's Bylaws to include the new BTP’s capital stock.

(5) Item 4 of the Agenda - The Chairman read the proposal submitted by BTP Managing Board on the calling of a Shareholders Meeting and a Special Shareholders Meeting.

The subject was discussed and then, the members present at the meeting, unanimously approved the proposal of BTP's Managing Board for calling the Shareholders Meeting for BTP' shareholders to, at this Shareholders Meeting, (1) check the managers accounts, review, discuss and vote the Financial Statements and the Management Report, as regards the fiscal year ended on December 31, 2004; (2) Discuss the Allocation of the Net Profit of the fiscal year and the Distribution of Dividends: (3) Elect the members and the alternate members of the Board of Directors; (4) Elect the members and the alternate members of the Audit Committee; and on the Special Shareholders Meeting, (1) subject to the provisions in Article 15 of the Company's Bylaws, establish the aggregate compensation for the members of the Board of Directors for the members of the Managing Board, as well as the compensation for each member of the Audit Committee; (2) Amend the wording of article 5 of the Company's Bylaws.

The Company's Management is authorized to take all actions required to effect the calling of the Shareholders Meeting and of the Special Shareholders Meeting, subject to the foregoing terms approved.

(6) Item 5 of the Agenda – This item was removed from the agenda and it shall be appraised in a new meeting of the Board of Directors to be timely called.

(7) Item 6 of the Agenda - The members of the Board approved the re-ratification of the text of the deliberation on the supplemental distribution of Interests on Capital Equity - JsCP, for the fiscal year of 2004, not changing the amount, approved by RCA held on Dec.21.04, in order to make clear that the correct wording intends to “approve the Proposal made by BTP’s Managing Board for the statement, supplemental distribution and payment of interests on capital equity, adding it to the dividends related to the fiscal year of 2004, according to the laws in force”.

(8) Item 7 of the Agenda - The Managing Board submitted the proposal on the limit for the statement of Income on Capital Equity related to the fiscal year of 2005.

After rendering all explanations requested by the members of the Board of Directors on such item of the Agenda, the subject was voted by the members of BTP’s Board and the terms and conditions contained on the proposal presented by BTP’s Managing Board on the limit for the statement of Interests on the Capital Equity for the fiscal year of 2005 was unanimously approved.

(9) Item 9 of the Agenda - The Chairman of the Board read the proposal of BTP’s Managing Board requesting the extension of the working scope of KPMG Independent Auditors, to include the hiring of special services that are required to meet the North-American law demands of Sarbannes-Oxley, to which compliance with the company is subject.

After rendering the information required by the Company's Management, the subject was discussed and voted by the members of the Board present, and the proposal submitted by BTP’s Managing Board to extend the working scope of KPMG Independent Auditors, including special and specific services required to meet the North American law demands of Sarbannes-Oxley, to which compliance with the Company is subject, excepted for the services related to the “Due-Diligence of Acquisition – review of data room and IT structure, interaction with other auditors, assistance related with acquisition/selling of companies)” was unanimously approved.

(10) Item 10 of the Agenda – The Members of the Board of Directors also agreed that this subject be removed from the agenda, determining the date of Apr.04.06 at 11:30 a.m. for holding a new meeting of this Board in order to discuss such subject.

(11) Item 11 of the Agenda - BTP’s Managing Board presented the Company's results for the fourth quarter of 2004. All questions presented by the members of the Board were duly answered by the Company’s Management.

(12) Item 12 of the Agenda – The proposal of the Board of Directors to dispose of the armored vehicle, which accounting residual amount is equivalent to R$ 633.41 (six hundred and thirty-three reais and forty-one cents of real) and which armoring corresponds to the estimated cost of R$ 17,600.00 (seventeen thousand and six hundred reais), that is part of BTP’s permanent assets, pursuant to provisions of the Company’s Bylaws, article, item IX, was unanimously approved.

(13) Item 13 of the Agenda – The Chairman of the Board offered the floor to the Associate Director of Human Resources Operations for the Company, who presented the final conditions of the employment collective agreement 2004/2005. The subject was voted by the members of the Board of Directors present, who unanimously decided to ratify the final conditions of the employment collective agreement of 2004/2005 of the Company.

All proposals, studies and/or documents presented during such meeting were signed by the Chairman and by the Secretary, initialed by the members of the Board who attended the meeting and filed at the Company's headquarters.

Closing:

Nothing further to be discussed, the meeting was closed and the Minutes were written, and after being read and approved such minutes were signed by the members of the Board who attended the meeting.

I hereby certify that this is a true and faithful copy of the minutes written on the proper book.

Rio de Janeiro, March 29th, 2005.

Arthur Joaquim de Carvalho Chairman of the Meeting	João Eduardo de Villemor Amaral Ayres. Secretary of the Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 26, 2005

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Paulo Pedrão Rio Branco
Name: Paulo Pedrão Rio Branco Title: Financial Executive Officer